MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation
Whiting USA Trust I

DATE:	April 23, 2008

RE:	Whiting USA Trust I	Whiting Petroleum Corporation
	Amendment No. 2 to	Amendment No. 2 to
	Registration Statement on Form S-1	Registration Statement on Form S-3
	Filed on April 11, 2008	Filed on April 11, 2008
	File No. 333-147543	File No. 333-147543-01
This memorandum sets forth proposed responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust I (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in the letter, dated April 21, 2008, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) and certain oral comments from the Staff on April 21, 2008 and April 22, 2008 with respect to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments from such letter is repeated below in italics, and set forth below each such comment is the Registrants’ response.
Description of the Trust Agreement, page 56
1.	Please describe in this section the effect of Section 3.02(c) of the form of trust agreement, as amended. In addition, please add risk factor disclosure, as appropriate.

The Registrants have included disclosure relating to Section 3.02(c) of the form of trust agreement, as amended on page 59 of the prospectus. The Registrants have also added related risk factor disclosure on page 25 of the prospectus.

The Registrants supplementally advise the Staff that the reversionary interests Whiting has identified with respect to the underlying properties result from the provisions of joint operating agreements that govern the drilling of wells on jointly owned property and financial arrangements for instances where all owners may not want to make the capital expenditure necessary to drill a new well. Typically, the reversionary interest is created because an owner that does not consent to capital expenditures will not have to pay its share of the capital expenditure, but instead will relinquish its share of proceeds from the well until the consenting owners receive payout (or a multiple of payout) of their capital expenditures.

Whiting has identified only six wells in the underlying properties that have a potential ownership change tied to a reversionary interest as a result of such joint operating agreements. As described below, Whiting’s Aries software is designed to handle these situations and will calculate the timing of the reversion and apply the pre- and post-

reversion ownership interests. For three of the wells (Granley 14-10 in Bainville Field in Montana, Carlson Paul 2-27 in Smith Field in North Dakota and Simard 6-27 in Vaux Field in Montana), the reversion point (recovery of specified net proceeds) does not occur during the projected Trust life and therefore should not impact the timing of the Trust’s receipt of 8.20 MMBOE attributable to the net profits interest. One well (Peterson Donald 1-27 in Smith Field in North Dakota) has a slight ownership increase in 2011 and another well (Sanford D L ETUX 19 1 in Terryville Field in Louisiana) has a large increase in ownership in 2010. The reversionary interests for these two wells are in Whiting’s and thus the Trust’s favor. The final well (Fryburg South Federal 2-6 in Davis Creek Field in North Dakota) has a slight ownership reduction of less than 1/100 of 1% in 2009. The Registrants respectfully submit that for the foregoing reasons disclosure of the number of wells subject to known reversionary interests is not material to investors.

The portion of the underlying properties subject to known prior reversionary interests is taken into account in the estimates of proved reserves contained in the reserve report. Whiting and its independent engineering consultant, Cawley Gillespie & Associates, use the industry recognized Aries software for its reserve evaluation and reporting. Working and net revenue interest ownership is included as input data for the Aries program. In those cases where there is a future reversion, or change, in that ownership, the Aries software will calculate the point in time that the change occurs. Further, at that change point, the Aries software will switch from using the pre-reversion ownership and begin applying the post-reversion ownership in the reserve calculation. The most typical reversion point is triggered by the recovery of a specified dollar amount.

Whiting generally has owned the underlying properties for a significant period of time and, during that time, material issues relating to unknown prior reversionary interests have not arisen.
Exhibit 5.1
2.	We note your response to prior comment 9. If the review of other documents “is not relevant to rendering” the required opinion, it appears that the qualification and assumption would be unnecessary. If counsel has identified and reviewed all documents necessary to render its opinion, it should so state explicitly.

The Registrants have filed a revised opinion as Exhibit 5.1 to Amendment No. 3 to the Registration Statement in response to this comment.

3.	We note your response to our prior comment 11, and we reissue the comment.

The Registrants have filed a revised opinion as Exhibit 5.1 to Amendment No. 3 to the Registration Statement in response to this comment.

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As discussed in a conversation on April 21, 2008 between Laura Nicholson of the Staff and representatives from Foley & Lardner LLP, as counsel to Whiting, the Registrants confirm that the obligations of a Trust unit holder to make payments pursuant to the terms of the Amended and Restated Trust Agreement of the Trust referenced in numbered paragraph 3 of the opinion filed as Exhibit 5.1 to Amendment No. 3 to the Registration Statement do not attach to or transfer with the Trust unit.

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